

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

December 29, 2009

Kendra Low
Vice President Administration & Corporate Secretary
Baja Mining Corp.
2350-1177 West Hastings Street
Vancouver, British Columbia V6E 2K3

> **Re:** **Baja Mining Corp.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed April 1, 3009**
> **File No. 0-51690**

Dear Ms. Low:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Anne Nguyen Parker
Branch Chief